Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 11 October 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

11 October 2007	11.10.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Marshall Wace Core Fund Limited

Hypo Real Estate
GROUP

Beteiligungsmeldungen

11.10.2007 - Mitteilung nach § 26 WpHG - Marshall Wace Core Fund Limited

WKN: 802 770
ISIN: DE 000 802 770 7

„Die Marshall Wace Core Fund Limited, 27 Hospital Road – 5th Floor, PO Box 1748 GT, George Town, Grand Cayman, Cayman Islands hat der Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, mit Schreiben vom 11.10.2007 folgendes mitgeteilt:

„Wir teilen hiermit gemäß § 21 Abs. 1 WpHG mit, dass wir am 9. Oktober 2007 die Schwelle von 3 % der Stimmrechte unterschritten haben an der der Hypo Real Estate Holding AG, Unsöldstraße 2, D-80538 München, („Emittentin").

Damit halten wir am Stichtag insgesamt 2,88 % (entspricht 5.789.402) der Stimmrechte an der Emittentin".
München, 11.10.2007
Hypo Real Estate Holding AG
Vorstand

Hypo Real Estate
HOLDING

END